Exhibit (d)(3)

May 1, 2007

STRICTLY CONFIDENTIAL

Mr Paul Tobin

CEO (Acting)

Boston Communications Group, Inc.

55 Middlesex Turnpike

Bedford, MA 01730

Dear Mr. Tobin:

Thank you for the opportunity to express Megasoft Limited’s (“Megasoft”) strong interest in acquiring Boston Communications Group, Inc. (“BCGI or the “Company”). We are impressed with your organization, technology and management team and have the utmost respect for BCGI’s accomplishments. As we have discussed during our recent meetings, we strongly believe that the businesses and cultures of Megasoft and BCGI would be an ideal fit, that BCGI’s management, employees and customers would become key components in the future success of Megasoft, and that a combination of the two companies would benefit each of our respective companies, employees and shareholders. Accordingly, I am providing to you this indication of interest that outlines certain terms of our proposed transaction with you.

Our proposed transaction, which represents a premium to BCGI’s current share price, contemplates the acquisition of all of the issued and outstanding capital stock of BCGI for a preliminary price of between $3.80 and $4.10 per share in cash. We intend to finance our transaction with a mixture of fully committed debt and equity in a ratio to be determined following the completion of additional due diligence on the Company and the needs of its business. We are confident that debt and equity capital sufficient to finance an acquisition of BGCI and to pay related costs and expenses will be available to us, and our proposed transaction would not be subject to our receipt of any financing. We have included with this indication of interest an executed letter from iLABS, one of our shareholders and a strategic partner, containing iLABS commitment to fund up to US$30 million of equity capital in connection with an acquisition of BCGI. We would otherwise expect to utilize presently available or expanded credit facilities to the extent necessary to finance this transaction. This indication of interest is based upon publicly available information and additional information provided to us by BCGI to date, and will need to be confirmed following our due diligence.

Our board of directors is aware of the outstanding accounting and regulatory matters facing BCGI and continues to be strongly supportive of an acquisition. We believe that we will be able to agree on a mutually beneficial approach to those matters and expeditiously complete our due diligence process (including business, financial, legal and accounting due diligence) and negotiate a definitive acquisition agreement with you. Our legal advisors have had preliminary discussions with your legal and financial representatives and are confident that, with your assistance, they can quickly complete their review of outstanding litigation and regulatory matters. Provided that we receive adequate access to the Company’s management and advisors and necessary information and materials and your cooperation with respect to the negotiation of definitive documentation, it would be our intent to be in the position to execute a definitive agreement within six (6) weeks following the date of this indication of interest. To this end, we have retained third-party financial, legal and accounting advisors to aid us in achieving this timeline.

Upon satisfactory completion of the due diligence process, we anticipate that the acquisition of BCGI would be accomplished through a two-step process involving (i) a public tender offer, initiated by Megasoft, for all of the issued and outstanding capital stock of BCGI, subject to an appropriate minimum tender condition, followed by (ii) a short form merger of a newly formed subsidiary of Megasoft into BCGI. We believe that a tender offer for all of the outstanding capital stock of BCGI followed by a short form merger will permit us to consummate an acquisition as quickly as possible.

In order to complete our due diligence investigation, and to prepare and negotiate definitive documentation, we will need to expend considerable additional time, resources and money, including payment of the fees, charges and disbursements of counsel, accountants and other professional advisors, to complete our work. To induce us to pursue our due diligence investigation, negotiate a transaction and expend the necessary and appropriate time and resources, BCGI hereby agrees that, until the earlier of (i) the execution of detailed, definitive documentation by BCGI and Megasoft relating to an acquisition of BCGI and (ii) the date that is forty five (45) days from the date hereof (the “Exclusivity Period”), neither BCGI nor any of its affiliates nor any of its or its affiliates’ directors, officers, employees, advisors (including financial advisors) or other representatives will (a) initiate, solicit, facilitate, negotiate, accept, recommend or discuss, directly or indirectly, any proposal or offer (an “Acquisition Proposal”) to acquire, directly or indirectly, BCGI or any substantial portion of its assets or capital stock (other than with Megasoft and its representatives) or (b) provide any information to any third party in connection with an Acquisition Proposal or enter into any agreement, arrangement or understanding requiring BCGI to delay, abandon, terminate or fail to consummate a transaction with us (provided that BCGI may make disclosures as necessary to comply with applicable law or stock exchange requirements). In addition, BCGI agrees to immediately terminate any and all discussions and negotiations regarding any Acquisition Proposal that may now be continuing or may have heretofore been conducted, directly or indirectly, with any other person or entity and to refrain from restarting or continuing, directly or indirectly, any such discussions or negotiations or having any other communications regarding an Acquisition Proposal during the Exclusivity Period (other than, in each case, with Megasoft or its representatives).

Our proposal to proceed with the due diligence and negotiation process is contingent upon your accepting the Exclusivity Period contained in the preceding paragraph. Please sign and return a copy of this indication of interest to us by no later than 5:00 pm New York City time on Wednesday, May 2, 2007. If you have not returned an executed copy of this indication of interest to us by such time, this indication of interest, and our proposal, will become null and void and of no further force or effect.

Consistent with the terms of the Confidentiality Agreement executed by Megasoft and BCGI dated November 22, 2005 (the “Confidentiality Agreement”), neither Megasoft nor BCGI has any obligation to proceed with any transaction and any such obligation would only arise if Megasoft and BCGI were to enter into a definitive agreement related to such a transaction. For the avoidance of doubt, this indication of interest may not be publicly disclosed or shared with any other party, other than BCGI and its affiliates, directors, officers, employees and advisors who need to know such information in order to assist BCGI in evaluating the possible transaction and who agree to keep it confidential. In addition, the parties agree that neither party nor any of its affiliates, directors, officers, employees or advisors may disclose (without the other party’s consent) the existence of this indication of interest or the fact that investigations, discussions or negotiations are taking place or have taken place concerning a proposed transaction or any of the terms, conditions or other facts with respect to any proposed transaction except as permitted by the Confidentiality Agreement, and the parties agree to treat this indication of interest and such facts and information as “Confidential Information” under the Confidentiality Agreement

Megasoft is committed to deliver all necessary resources to undertake and complete a comprehensive review of BCGI in order to finalize the terms of the proposed transaction. We are prepared to meet with you and your representatives as soon as possible to begin our due diligence investigation, as well as to begin the process of drafting and concurrently negotiating the necessary definitive documentation for the transaction. We appreciate the opportunity to submit this indication of interest and look forward to working with you and your Board of Directors towards an expeditious and successful completion of the proposed transaction. Please do not hesitate to contact me with any questions or concerns you may have.

Megasoft Limited

By:	/s/ V Balasubramanian
V Balasubramanian
CFO

Acknowledged and agreed;

Boston Communications Group, Inc.

By:	/s/ Joseph Mullaney
Joseph Mullaney
CFO